Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of November 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: November 20, 2006

List of materials

Documents attached hereto:


i) Press release announcing NXP Semiconductors and Sony plan joint venture for contactless IC business





       NXP Semiconductors and Sony plan joint venture for contactless IC business


Creators of Near Field Communication technology team up to develop secure chips for contactless transactions



Eindhoven, The Netherlands and Tokyo, Japan, November 20, 2006 - NXP Semiconductors, formerly Philips Semiconductors, and Sony Corporation have signed a memorandum of understanding (MOU) to establish by mid-year 2007 a joint venture (JV) that will drive global adoption of contactless smart card applications in mobile phones. The anticipated JV will plan, develop, produce and market a secure chip that will include both MIFARE(R) and FeliCa TM operating systems and applications, as well as other contactless card operating systems and applications.

By combining this secure chip with an NFC chip a universal contactless IC platform can be created for mobile phones. As a result, mobile device manufacturers and service providers around the world will be able to design products and services which are compatible with the different contactless IC protocols and operating systems that are already deployed in different countries. Therefore consumers will be able to enjoy multiple applications such as payment and transport ticketing from various service providers on one device.

Marc de Jong, Executive Vice President and General Manager, NXP Semiconductors said: "This joint venture signals the evolution of interoperable mobile services, regardless of technology platform or geography. Combining MIFARE and FeliCa contactless technologies in a single chip opens a vast array of opportunities for consumers using the technologies, as well as for developers creating new applications for global markets. Soon service providers will be able to roll out great new services to end users on a global scale, ensuring a broad range of offerings to keep customers happy wherever they are."

Mr. Hiromasa Otsuka, Corporate Executive and SVP, Sony Corporation commented:
"With FeliCa, Sony has established a contactless IC business model whereby mobile phone wallet services are deployed in multi-application, multi-handset and multi-carrier modes. The new JV will introduce customers around the world to a new lifestyle where simply touching a terminal with a mobile phone gives access to a wide range of services. And it will contribute to Sony's vision of a network consumer electronics entertainment world."

NFC is a combination of contactless identification and interconnection technology that enables wireless short-range communication between mobile devices, consumer electronics, PCs and smart objects. NFC has proven popular in trials around the world. Its interoperability with MIFARE, FeliCa and ISO14443 infrastructures promises to make mobile phones become wallets and transport tickets.

MIFARE is the most widely installed contactless smart card technology in the world with about 1.2 billion smart card chips and more than seven million reader modules sold. Current shipments of FeliCa ICs stand at 170 million units and of these 30 million are mobile FeliCa chips for use in mobile phones in Japan. Sony is creating a unique business model for the use of contactless IC for mobile phones. NXP and Sony will individually offer chips and applications based on their respective technology platforms MIFARE and FeliCa, while both companies will continue to develop NFC technologies jointly.

About NXP

NXP is a top 10 semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has 37,000 employees working in 20 countries across the world. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in mobile phones, personal media players, TVs, set-top boxes, identification applications, cars and a wide range of other electronic devices. News from NXP is located at www.NXP.com.

About Sony Corporation

Sony Corporation is a leading manufacturer of audio, video, game, communications, key device and information technology products for the consumer and professional markets. With its music, pictures, computer entertainment and on-line businesses, Sony is uniquely positioned to be the leading personal broadband entertainment company in the world. Sony recorded consolidated annual sales of approximately $63 billion for the fiscal year ended March 31, 2006. Sony Global Web Site: http://www.sony.net/

Forward-looking Statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of NXP and certain plans and objectives of NXP with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.


Mifare is a registered trademark of NXP Semiconductors
FeliCa is a trademark of Sony Corporation
Other trademarks are property of their respective owners